Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

JOINT NEWS RELEASE

Imperial X and Alianza Minerals

Form Southern US Copper Exploration Alliance

Vancouver, BC, June 15, 2021 – Alianza Minerals Ltd. (TSX-V: ANZ, OTCQB: TARSF) (“Alianza”) and Imperial X PLC (LSE: CDL) (“Imperial X”) announce the two companies have struck a Strategic Alliance to explore for copper deposits in the United States. This alliance will focus on the identification, acquisition and advancement of copper projects in the states of Arizona, Colorado, New Mexico and Utah. Together, the two companies intend to identify new copper exploration opportunities to acquire and advance with the intent of finding a partner to further the projects.

Jason Weber, President and CEO of Alianza, noted that “We are looking forward to identifying a robust portfolio of copper projects with the Imperial X team. We started this process in 2020 and are excited to bring Imperial X’s expertise, together with our own, to take advantage of these opportunities.”

Kyler Hardy, President and CEO of Imperial X expressed his enthusiasm for working with the Alianza team, “Entering into this alliance will enhance our initial target evaluation and accelerate our ability to pursue opportunities throughout the region with enticing examples of mineralization to target. These are the types of relationships that have worked well for Imperial X in the past and follows in line with the objectives of Imperial X.”

Under the terms of the Alliance, either company can introduce projects to the Strategic Alliance. Projects accepted into the alliance will be held 50/50 but funding of the initial acquisition and any preliminary work programs will be funded 40% by the introducing partner and 60% by the other party. Project expenditures are determined by committee, consisting of two senior management personnel from each party. Alianza is the operator of alliance projects unless the Alliance steering committee determines that Imperial X would be a more suitable operator, on a case-by-case basis. The term of the Alliance is two years and can be extended for an additional two years.

Alianza and Imperial X expect to make project acquisitions for the Alliance and start exploring imminently.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Colorado, Nevada and Peru. Alianza currently has one project (Tim, Yukon Territory) optioned out to Coeur Mining, Inc. and a copper exploration alliance in the southern United States with Imperial X PLC, soon to change its name to Cloudbreak Discovery PLC. Alianza also is seeking partners on other projects. The Company is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTCQB market in the US under the symbol “TARSF”.

About Imperial X

Imperial X PLC, which will change its name to Cloudbreak Discovery PLC as soon as practicable, is a leading natural resource project generator, working across a wide array of mineral assets that are being developed and managed by an experienced team with a proven track record. Value accretion within the projects being developed by the Cloudbreak’s generative model enables a multi asset approach to investing. Diversification within the mining sector and amongst resource classes is key to withstanding the cycles of natural resource investing.

For additional information please contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Info@alianzaminerals.com

Tel: (604) 807-7217

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau

mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY’S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.